FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Offer for the acquisition of the entire share capital of O2 plc- First closing date	3

Telefonica S.A., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

In relation to the Offer for the acquisition of the entire share capital of O2 plc posted on 21 November 2005 by Telefonica, yesterday, December 12th, expired its first closing date, having received valid acceptances in respect of a total of 5,305,394,102 O2 Shares, representing approximately 60.49 per cent of O2's issued share capital.

As a result of several purchases made by Telefonica, as at 1.00 p.m. (GMT) on 12 December 2005, Telefonica holds 399,589,093 O2 Shares representing approximately 4.56 per cent of O2's issued share capital. This purchase figure does not include 36,017,014 O2 Shares acquired by TELEFONICA on December 7th but which have not been settled as of that date.

As at 1.00 p.m. (GMT) on 12 December 2005, Telefonica and its wholly - owned subsidiaries owned or had received valid acceptances in respect of a total of 5,704,983,195 O2 Shares representing approximately 65.05 per cent of O2's issued share capital.

In accordance with the procedure established pursuant to the U.K. City Code on Takeovers and Mergers, the Offer, which remains subject to the terms and conditions already communicated and set out in the Offer Document, is being extended and will remain open for acceptance until the next closing date, which will be on 12 January 2006. Any possible further extensions of the Offer will be publicly announced by Telefónica.

The European Commission's review process of the proposed acquisition of O2 by Telefónica under the EC Merger Regulation is ongoing. The provisional deadline for Phase I clearance by the European Commission is 10 January 2006. As previously disclosed, Telefonica expects that the Offer will be declared wholly unconditional in January 2006.

Madrid, December 13th , 2005

The offer referred to in this announcement is neither being made in the United States of America nor to U.S. persons. The offer may only be accepted by non - U.S. persons and by persons outside the U.S. Offering materials with respect to this offer are not being, and may not be, distributed in or sent to the U.S. and may not be used for the purpose of solicitation of an offer to purchase or sell any securities in the U.S. Any tenders received from persons resident in the U.S. or with U.S. mailing addresses will be rejected.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	December 13th, 2005	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors